

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Hassan Baqar
Chief Financial Officer
FG New America Acquisition Corp.
105 S. Maple Street
Itasca, Illinois 60143

      Re: FG New America Acquisition Corp.
          Draft Offering Statement on Form S-1
          Submitted July 22, 2020
          CIK No. 0001818502

Dear Mr. Baqar:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Offering Statement on Form S-1 submitted July 22, 2020

Exclusive forum for certain lawsuits, page 131

1.   Please revise your disclosure to address any uncertainty as to whether a court would enforce the federal forum provision in connection with a claim under Section 22 of the Securities Act. Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Currently, your disclosure only addresses the question of enforceability of the provision as it relates to proceedings required to be brought in the Court of Chancery.

       You may contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott Smith, Esq.